Exhibit 2.6

BUSINESS TRANSFER AGREEMENT

relating to the business of

Serendex Pharmaceuticals A/S

(Company Reg. No. (CVR) 30532229)

Pharmaorigin ApS

(Company Reg. No. (CVR) 29178291)

Drugrecure ApS

(Company Reg. No. (CVR) 29154406)

JKM/JKM/1037031

CONTENTS

1.	BACKGROUND	1

2.	CERTAIN DEFINITIONS	2

3.	TRANSFER OF ASSETS AND ASSUMED LIABILITIES	8

4.	CONTRACTS	9

5.	EMPLOYEES	10

6.	REAL ESTATE	11

7.	PURCHASE CONSIDERATION	12

8.	CONDITIONS PRECEDENT TO CLOSING	16

9.	CLOSING	19

10.	SELLER’S REPRESENTATIONS AND WARRANTIES	21

11.	BUYER’S REPRESENTATIONS AND WARRANTIES	21

12.	SPECIFIC INDEMNITIES	22

13.	ADDITIONAL COVENANTS	22

14.	INDEMNIFICATION AND REMEDIES	27

15.	OTHER PROVISIONS	32

JKM/JKM/1037031	i	MAY 2016

BUSINESS TRANSFER AGREEMENT

BETWEEN	Serendex Pharmaceuticals A/S (Company Reg. No. (CVR) 30532229) (“Seller”)

AND	Savara Inc. (“Buyer” or “Savara Inc.”)

(The Seller and the Buyer are referred to together collectively as the “Parties” and each individually as a “Party”)

1.	BACKGROUND

WHEREAS,

(A)	The Seller is a limited liability company incorporated under the laws of Denmark currently listed on Oslo Axxes (Oslo Stock Exchange) but due to de-list on or about 4 May 2016;

(B)	Pharmaorigin ApS (Company Reg. No. (CVR) 29178291) and Drugrecure ApS (Company Reg. No. (CVR) 29154406) are both wholly owned special purpose subsidiaries of the Seller and limited liability companies incorporated under the laws of Denmark (the “Subsidiaries”);

(C)	The Seller is a biopharmaceutical development company which, directly and through its Subsidiaries, advances a pipeline and portfolio of novel inhalation therapies and related technologies for the treatment of severe pulmonary conditions and which is focusing on inhaled formulations of two (2) biologic compounds (i.e., Granulocyte Macrophage Colony-Stimulating Factor (GM-CSF) and Factor VIIa (FVIIa), respectively) related to various orphan indications (the “Compounds”), and the medicinal product Molgradex® (an inhalation formulation of recombinant human GM-CSF for the treatment of pulmonary alveolar proteinosis (PAP)) (the “Product”), partially comprising the Business (as defined below in Clause 2);

(D)	The Buyer is a corporation incorporated under the laws of the State of Delaware, USA and is a privately held specialty pharmaceutical company focusing on innovative drugs for the treatment of serious and life-threatening rare respiratory diseases; and

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(E)	The Buyer intends to establish a limited liability company as its wholly owned subsidiary (tentatively to be named Savara ApS) under the laws of Denmark after the Signing (as defined below) and before the Closing (as defined below) in order to fulfil its role as the Buyer mutatis mutandis in due observation of Clause 15.5;

(F)	The Seller wishes to sell the Business and the Buyer wishes to acquire the Business, upon the terms and subject to the conditions herein set forth;

NOW, THEREFORE, on the basis of the representations, warranties, covenants, undertakings, terms and conditions contained in this Agreement (as defined below), it is hereby agreed as follows:

2.	CERTAIN DEFINITIONS

For the purpose of this Agreement, unless the context otherwise requires, the term:

2.1	“Acquisition Proposal” has the meaning set forth in Clause 13.1.5.

2.2	“Adoption Agreement” means that certain Adoption Agreement referable to the Right of First Refusal Agreement (as defined below) attached hereto as Exhibit C;

2.3	“Affiliated Person” means any Person Controlling, Controlled by or under common Control with a Party;

2.4	“Agreement” means this business transfer agreement, including the Schedules (as defined below in this Clause 2);

2.5	“Assets” means all assets, properties, and rights of every kind and nature, whether real, personal, or mixed, tangible or intangible, wherever located and whether now existing or hereafter acquired, which relate to, or are used or available for use by or in connection with the Business for the conduct of its activities, including without limitation the Compounds, the Product, Regulatory Approvals, Inventory, the IPR, the Properties, the Operating Equipment, the Receivables, the Work in Progress, the Seller’s rights under the Contracts, and all cash. For clarity and the avoidance of doubt, Assets shall include (i) all shares of or other ownership interest in the Subsidiaries and (ii) any and all tax credits in accordance with the Danish tax credit scheme (in Danish “Skattekreditordningen”) regardless of when accrued to which the Business is entitled;

2.6	“Assigned Contracts” has the meaning set forth in Clause 4.1;

2.7	“Assumed Liabilities” means only those liabilities specifically referred to in Clause 3.3 and the liabilities under the Assigned Contracts;

2.8	“Basket” has the meaning set forth in Clause 14.7.1;

2.9	“Business” means the Seller’s business activities within the field of novel inhalation therapies for rare lung diseases, including without limitation activities related to the Compounds, the Product, and the IPR;

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2.10	“Business Day” means a day on which the banks in both USA and Denmark are generally open for ordinary banking business (other than for internet banking only);

2.11	“Buyer’s Knowledge” means any knowledge which the persons listed in Schedule 2.11 had or ought to have had as of Signing of this Agreement, and continuing through the Closing Date, after having made due enquiries with the relevant employees of the Buyer;

2.12	“Buyer’s Representations and Warranties” has the meaning set forth in Clause 11;

2.13	“Cap” has the meaning set forth in Clause 14.7.2;

2.14	“Change in Control” means, (i) the acquisition of Savara Inc. by means of any transaction or series of related transactions (including without limitation any stock purchase transaction, merger, consolidation or other form of reorganization in which outstanding shares of Savara Inc. are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, but excluding (A) any transaction effected for the purpose of changing Savara Inc.’s jurisdiction of incorporation and (B) the sale by Savara Inc. of shares of its capital stock to investors in bona fide equity financing transactions), unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the surviving or acquiring entity or its direct or indirect parent entity are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by Savara Inc.’s stockholders of record as constituted immediately prior to such transaction or series of related transaction, or (ii) a sale of all or substantially all of the assets of Savara Inc. in a single transaction or series of related transactions. In no event shall any public offering of Savara Inc.’s securities be deemed to constitute a Change in Control;

2.15	“Claim” has the meaning set forth in Clause 14.1;

2.16	“Claim Notice” and “Claiming Party” have the respective meanings set forth in Clause 14.2.1;

2.17	“Closing” means the completion of the sale and purchase of the Business and the other transactions provided for herein in accordance with Clause 9;

2.18	“Closing Date” has the meaning set forth in Clause 9.1;

2.19	“Common Stock” means the common stock, par value $0.001 per share, of Savara Inc.;

2.20	“Common Stock Price” has the meaning set forth in Clause 7.1.1;

2.21	“Compensation Shares” has the meaning set forth in Clause 7.2.1;

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2.22	“Completion Statement” has the meaning set forth in Clause 7.6.1;

2.23	“Compounds” has the meaning set out in recital (C);

2.24	“Confidentiality Undertaking” means the binding confidentiality undertaking pursuant to that certain Term Sheet dated as of February 19, 2016 executed by the Seller and Savara Inc., together with that certain Mutual Disclosure and Confidentiality Agreement dated as of January 16, 2015 between the Seller and Savara Inc.;

2.25	“Contingent Milestone Payments” has the meaning set forth in Clause 7.3.1;

2.26	“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures, and all other agreements, commitments and legally binding arrangements, whether written or oral;

2.27	“Control” means the—direct or indirect— (i) possession of more than fifty percent (50%) of the ownership interest or the voting rights in a legal entity, (ii) right to appoint or remove the majority of the members of the board of directors or the similar management level of a legal entity, or (iii) the power to otherwise determine the financial and operating policies of a legal entity;

2.28	“Corporate Action” has the meaning set forth in Clause 7;

2.29	“De Minimis” has the meaning set forth in Clause 14.7.1;

2.30	“DKK” means Danish Kroner, the lawful currency in Denmark;

2.31	“Due Diligence Documentation” means the documents and information listed or referred to in Schedule 2.31;

2.32	“Expiration Date” has the meaning set forth in Clause 7.2.1;

2.33	“Indemnification Holdback Disbursement Date” has the meaning set forth in Clause 7;

2.34	“Inventory” means the inventory owned or controlled by the Seller and used or available for use by the Business;

2.35

“IPO” means with respect to Savara Inc. (i) the consummation of a bona fide commitment underwritten initial public offering of Savara Inc.’s Common Stock registered under the Securities Act, or (ii) the listing of Savara Inc.’s Common Stock for trading on (a) any tier of any United States national securities exchange (e.g., NYSE, NYSE MKT, or Nasdaq Global Select, Global, or Capital Markets, as each of the same is now or may hereafter be designated), or (b) any other exchange, trading platform or quotation system, including the AIM (a market operated by the London Stock Exchange in the United Kingdom), foreign stock exchanges (e.g. TSX), or over-the-counter markets, that in each such case, the Board of Directors of Savara Inc., in its discretion, believes would be expected to provide for an active trading market for Savara Inc.’s Common Stock;

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provided, however, that an offering exempt from the registration requirements of the Securities Act pursuant to Regulation A (as amended) of the Securities Act, including without limitation a mini-IPO as provided for in Title IV (commonly known as Regulation A+) of the United States Jumpstart Our Business Startups (JOBS) Act, shall not mean nor constitute an IPO for purposes of this definition or under this Agreement;

2.36	“IPR” means intellectual property rights owned or controlled by the Seller and used or available for use by the Business, including without limitation all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; and (f) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above;

2.37	“Law” means any supranational, EU, national, federal, state, provincial, county, municipal or other law or regulation in any jurisdiction, and any regulations, rules and orders promulgated thereunder as well as principles of law and legal precedents;

2.38	“Loss” means a documented loss, liability, cost or expense (including without limitation judgments, interest, penalties, reasonable attorneys’ fees, and other reasonable expenses of claims and dispute resolution) or as may be recoverable under Danish Law calculated pursuant to the provisions of this Agreement, provided, however, that only direct losses shall be considered a Loss under this Agreement, i.e., indirect or consequential losses, loss of goodwill, loss of business, and loss of anticipated profits or savings shall not be considered a Loss;

2.39	“Observer Agreement” means that certain agreement between Savara Inc. and Seller, providing on behalf of Seller a single named individual acceptable to Savara Inc. (such acceptance not to be unreasonably withheld) with specified observation rights in relation to the Savara Inc. board of directors, attached hereto as Exhibit D;

2.40	“Operating Equipment” means the operating equipment owned or controlled by the Seller and used or available for use by the Business;

2.41	“Person” means any individual (natural person), corporation, company, partnership, firm, association, trust, incorporated or unincorporated organisation or other legal entity as well as any Public Authority;

2.42	“Pre-Closing Tax Credits” has the meaning set out in Clause 3.2;

2.43	“Product” has the meaning set out in recital (C);

2.44	“Public Authority” means any supranational entity, nation, state, province, county, municipality or other jurisdiction of any nature and any agency, authority, court, tribunal, judicial authority, department, commission, bureau or other governmental, quasi-governmental or regulatory authority thereof as well as any court of arbitration;

JKM/JKM/1037031	5	MAY 2016

2.45	“Properties” means the properties owned, controlled, or leased by the Seller and used or available for use by the Business and listed in Schedule 2.45;

2.46	“Purchase Consideration Shares” has the meaning set forth in Clause 7.1;

2.47	“Receivables” means the outstanding account receivables of the Seller pertaining to the Business;

2.48	“Regulatory Approvals” means the medical, scientific, technical, and related approvals, authorizations, correspondence, filings, grants of beneficial status, licenses, registrations, and the like (including, without limitation, investigational new drug applications (INDs), new drug applications (NDAs), biologic license applications (BLAs), amendments and supplements, pre- and post- approvals, pricing, and third-party reimbursement approvals, and labeling approvals, together with all amendments and supplements thereto) of any national, supra-national, regional, state, or local regulatory agency, department, bureau, commission, council or other governmental entity, necessary for the development, manufacture, distribution, marketing, promotion, offer for sale, use, import, export or sale of a Compound or the Product in a regulatory jurisdiction;

2.49	“Representative” means, with respect to any Person, any and all directors, officers, members, managers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person;

2.50	“Required Consents” has the meaning set forth in Clause 4.2;

2.51	“Retention Consideration Shares” has the meaning set forth in Clause 7;

2.52	“Returned Retention Consideration Shares” has the meaning set forth in Clause 7;

2.53	“ROFR Agreement” means that certain Fifth Amended and Restated Right of First Refusal Agreement, dated on or about July 15, 2016, by and among Savara Inc. and certain of its stockholders, as amended, restated or modified from time to time, attached hereto as Exhibit A;

2.54	“Savara Due Diligence Documentation” means the documents and information listed or referred to in Schedule 2.54;

2.55	“Schedules” mean the schedules to as incorporated by reference in this Agreement;

2.56	“Securities Act” means the Securities Act of 1933, as amended;

2.57	“Seller’s Knowledge” means any knowledge which the persons listed in Schedule 2.57 had or ought to have had as of the Signing of this Agreement and continuing through the Closing Date, after having made due enquiries with the relevant employees of the Seller;

JKM/JKM/1037031	6	MAY 2016

2.58	“Specific Indemnities” has the meaning set forth in Clause 12;

2.59	“Seller’s Representations and Warranties” has the meaning set forth in Clause 10;

2.60	“Signing” means the execution and delivery of this Agreement by the Parties;

2.61	“Subsidiaries” has the meaning set out in recital (B);

2.62	“Taxes” means any and all taxes of whatever nature imposed by and/or payable to any Public Authority, including income taxes (including payables under the Danish joint taxation rules), capital gain taxes, withholding taxes, sales and transfer taxes, energy and real estate taxes, labour market and social contribution taxes, customs duties, VAT and similar levies, duties, charges, stamps and imposts of whatever nature as well as any penalty, fine, surcharge or interest relating thereto

2.63	“Third Party Claim” has the meaning set forth in Clause 14.5

2.64	“Third Party Right” means any mortgage, pledge or other security interest, right of first refusal, purchase right, retention of title, and any other third party right, interest or encumbrance, both actual and contingent;

2.65	“Total Purchase Consideration” means the Purchase Consideration Shares and the Contingent Milestone Payments taken together which constitute the total purchase consideration for the Assets;

2.66	“Transferred Employees” means the employees working for the Business and exhaustively listed in Schedule 5.1, to the extent such employees are still employed by the Seller at the Closing Date;

2.67	“Voting Agreement” means that certain Third Amended and Restated Voting Agreement, dated on or about July 15, 2016 by and among Savara Inc. and certain of its stockholders, as amended, restated, or modified from time to time, attached hereto as Exhibit B; and

2.68	“Work in Progress” means all of the Seller’s work in progress pertaining to the Business.

Unless the context otherwise requires, references to the singular number shall include references to the plural number and vice versa, and references to natural persons shall include legal entities and vice versa. References to Clauses are to clauses, including sub-clauses, of this Agreement.

JKM/JKM/1037031	7	MAY 2016

3.	TRANSFER OF ASSETS AND ASSUMED LIABILITIES

3.1	The Assets

Upon the terms and subject to the satisfaction (or express written waiver) of the conditions precedent to Closing of this Agreement, cf. Clause 8, effective as of the Closing Date, the Seller shall sell, transfer and assign to the Buyer, and the Buyer shall purchase from the Seller, the Assets free and clear of any and all Third Party Rights, as the same shall exist at the Closing Date together with all rights of any nature which are now or which may at any time become attached to the Assets or accrue in respect of them on or after the Closing Date, including the goodwill of the Business. For clarity and the avoidance of doubt, all shares of or other ownership interest in the Subsidiaries shall be free and clear of any and all claims, collateralisation, credit facilities, loans, pledges, security interests, and any other encumbrance or liability of any kind on the part of shareholders of Seller or any Person Controlling, Controlled by or under common Control with any such shareholder.

3.2	Wrong pocket

3.2.1	If, whether prior to or after Closing, either of the Parties becomes aware of other assets which are not identified herein but which predominantly have been used or are intended to be used in the ordinary course of the Business as conducted prior to Closing including any such assets which are acquired by the Seller between Signing and Closing, any such other assets shall be transferred by the Seller to the Buyer without any notice from the Buyer being required and without payment of any amount in addition to the Total Purchase Consideration.

3.2.2	If any third party consent or approval is required for the transfer of a particular asset to be effective or lawful then the Seller shall use its best efforts to obtain such consent or approval as soon as reasonably practicable and, pending such consent or approval being given, the Seller shall, where permitted by the terms on which the Seller has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after Closing, on behalf of the Buyer and allow the Buyer to have full enjoyment and use of such asset and the Seller shall promptly on receipt of such consent or approval pay or deliver such monies, goods or other benefits to the Buyer.

3.3	Assumed Liabilities

Subject to Closing occurring, with effect from the Closing Date, the Buyer shall assume and take over from the Seller the Assumed Liabilities, if any, exhaustively listed in Schedule 3.3, which listing shall include Assumed Liabilities appearing from the Assigned Contracts, and limited in any event to the amount by which such liabilities are identified in Schedule 3.3 or as set out in the Assigned Contracts (to the extent strictly limited to liabilities that arise directly from the intended and correct fulfilment of the Assigned Contracts for obligations to be performed after the Closing); provided, however, that Assumed Liabilities shall not include any liabilities (i) arising from or related to any breach by the Seller or the Subsidiaries of any Contract, or (ii) arising from or related to any event, circumstance, or condition occurring or existing on or prior to the Closing that, with notice or lapse of time, would constitute or result in a breach of any Assigned Contract. The Buyer shall not assume any other actual or potential liability or obligation of the Seller or others by virtue of this Agreement. Any liabilities that are not expressly Assumed Liabilities shall be deemed to be retained liabilities of Seller.

JKM/JKM/1037031	8	MAY 2016

4.	CONTRACTS

4.1	Assumption of Contracts

4.1.1	Subject to Closing occurring, with effect from the Closing Date, the Buyer shall assume and take over all of the Seller’s existing and future rights, obligations and liabilities related to the Business under the contracts in effect at the Signing as listed in Schedule 4.1 (“Assigned Contracts”).

4.1.2	Unless otherwise specifically set out in this Agreement, and without limiting the purpose of the Completion Statement in respect to the allocation of costs and other specified items between the Parties, the Buyer shall not assume or take over the Seller’s actual or potential liabilities relating to the Assigned Contracts (other than to the extent strictly limited to liabilities that arise directly from the intended and correct fulfilment of the Assigned Contracts) to the extent such liability is based upon or arises out of or in connection with (in whole or in part) any actions or omissions or conditions which have occurred or will occur prior to the Closing Date; or any Taxes due or to become due in respect of any period prior to the Closing Date.

4.2	Consents

4.2.1	The Seller shall use commercially reasonable efforts to obtain any consent required in connection with the assignment by the Seller to the Buyer of any of the Assigned Contracts or the Business. For the avoidance of doubt, the Seller shall not be obliged to issue any guarantee or incur any costs or expenses extraordinary in nature in order to obtain any consent.

4.2.2	If the consents have not been obtained prior to or at Closing, the Seller and the Buyer shall, until the consents have been obtained – or if such consent cannot be obtained – until the expiry of such Assigned Contracts cooperate for the purpose of:

(i)	giving the Buyer all benefits of rights under such Assigned Contracts (with the deduction of related costs and expenses incurred by the Seller which should have been paid by the Buyer, including and without limitation direct and indirect Taxes, however excluding any extra internal costs for the Seller due to the three party arrangement);

(ii)	establishing any reasonable and legal arrangement for the purpose of passing such benefits on to the Buyer; and

(iii)	at the Buyer’s request (a) terminating the Assigned Contracts at the reasonable expense of the Buyer and/or (b) enforcing the Seller’s rights under the Assigned Contracts, all as instructed by the Buyer, provided that the Seller shall not be obliged to become involved in any legal action solely based on actions or omissions of the Buyer.

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Notwithstanding the foregoing provisions of this Clause 4, all approvals, consents, and waivers that are listed in Schedule 4.2 (the “Required Consents”) shall have been received and executed counterparts thereof shall have been delivered to the Buyer prior to or at Closing.

4.3	Legal action

4.3.1	To the extent that benefits of the Assigned Contracts are being passed on to the Buyer under Clause 4.2, the Buyer shall in the Seller’s name in full fulfil the Seller’s obligations under the Assigned Contracts and shall reimburse and indemnify the Seller for all such obligations and legal actions taken by a third party and any other party in that connection provided that such legal actions are solely based on actions or omissions of the Buyer. The Buyer shall in this respect specifically indemnify and hold the Seller harmless from and against all costs, expenses and liabilities incurred by the Seller from (i) any failure by the Buyer to perform the Seller’s obligations and assume the Seller’s risks and costs under any Assigned Contract from and after Closing and (ii) the Seller taking reasonable action to avoid, resist or defend any liability under an Assigned Contract which become due after Closing.

4.3.2	Nothing in this Agreement shall constitute an assignment of any Assigned Contract if consent is required but refused or if such assignment would constitute a breach of contract.

5.	EMPLOYEES

5.1	Transferred Employees

5.1.1

Subject to Closing occurring, with effect from the Closing Date, the Buyer shall take over the Transferred Employees on their current effective conditions of employment, and the Buyer shall assume the Seller’s obligations towards such Transferred Employees in every respect, including but not limited to pay all wages, salaries, holiday entitlements, and other benefits of the Transferred Employees and shall indemnify and hold the Seller harmless against any claims to the extent such claims originate from the period after the Closing Date. Schedule 5.1 sets out a correct and complete list of all employees, including potential Transferred Employees, employed by the Seller at the Signing, and their employment terms. Between Signing and the Closing Date at the latest, the Parties shall cooperate to determine which employees shall become Transferred Employees. The Seller shall indemnify and keep the Buyer harmless from any claims that any of the Transferred Employees may make against the Buyer to the extent such claims originate from the period prior to the Closing Date. For clarity and the avoidance of doubt, the Buyer shall not assume any of the Seller’s obligations in relation to any

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Transferred Employees in connection with incentive stock or other plans, any grants, options, warrants, any other form of securities or interests in equity, whether related to compensation, benefits, incentives, or otherwise, or any similar plan or program of the Seller.

5.1.2	The Buyer shall not assume any of the Seller’s obligations in relation to any employees who are not Transferred Employees. The Seller shall arrange for any present employees who are not Transferred Employees to be given notice of termination before Closing without any liability to the Buyer, provided, however, that (i) if more than two (2) employees of the Seller are not Transferred Employees, the Buyer shall reimburse the Seller for all termination costs exceeding the average termination costs of two (2) non-Transferred Employees; and (ii) to the extent such employees are not Transferred Employees due to the Buyer’s unilateral selection of Transferred Employees, the Buyer shall indemnify and hold harmless the Seller for any claim from such employees against the Seller to the extent the termination of employment is considered to be without cause (in Danish: “usaglig afskedigelse”) or discriminatory as a matter of law.

5.1.3	Notwithstanding the provisions of Clause 5.1.2 above, the Buyer shall reimburse the Seller for any termination costs ordinary and necessary in nature reasonably incurred by the Seller from the unilateral termination by the Buyer of employment on the part of the CEO of the Seller, Kim Arvid Nielsen, except if (i) such termination costs are incurred by the Seller due to Kim Arvid Nielsen’s failure or refusal to accept employment from the Buyer or an Affiliated Person of the Buyer on terms similar to the terms of Kim Arvid Nielsen’s current service agreement with the Seller or (ii) such termination is for cause; provided, however, that in any event the Buyer’s obligation to reimburse Seller shall not exceed an amount equal to one (1) year base salary.

5.1.4	The Parties acknowledge that it is the intention of the Buyer to retain the services of the CEO of the Seller, Kim Arvid Nielsen, after Closing, and that discussions in such respect will take place between the Buyer and Kim Arvid Nielsen after Signing.

5.2	Information

The Seller shall inform each Transferred Employee of the transfer of the Business from the Seller to the Buyer in accordance with applicable Law.

6.	REAL ESTATE

6.1	Transfer of leased Properties

The Seller shall seek to transfer the lease agreement set forth in Schedule 6.1 concerning the Business premises to the Buyer. The Seller shall in this respect use commercially reasonable efforts to obtain before Closing any consents required in connection with the transfer of the lease agreement from the Seller to the Buyer. If the lease agreement is transferred and a contingent obligation to renovate the premises (as if the lease agreement was terminated on the Closing Date) exists, the cost related to such

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obligation shall be determined and the Seller shall reimburse the Buyer such cost through the Completion Statement, however, only to the extent such cost exceeds the deposit under the lease agreement. For clarity and the avoidance of doubt, the Buyer otherwise and in any event is entitled to such deposit.

7.	PURCHASE CONSIDERATION

7.1	Purchase Consideration Shares

7.1.1	The purchase consideration in the form of equity payable by the Buyer to the Seller for the Business shall be in the form of 3,353,925 shares of Common Stock representing approximately 17.1 per cent of the total outstanding share capital of Savara Inc. fixed at the Signing (as may be adjusted for any stock splits, reverse stock splits, stock dividends, combination, and similar recapitalization events occurring after the Closing generally affecting all then-outstanding shares) (“Purchase Consideration Shares”).

7.1.2	Subject to Clause 7.2 and Clause 7.7, the Purchase Consideration Shares are not subject to adjustment unless a stock split, reverse stock split, stock dividend, combination, or similar recapitalization event occurs before Closing. The Purchase Consideration Shares shall be subject to, and the Seller will become a party to, (i) the ROFR Agreement; (ii) the Voting Agreement; (iii) the Adoption Agreement; and (iv) the Observer Agreement by executing and delivering to Buyer (A) counterpart signature pages to each of the ROFR Agreement and the Voting Agreement, respectively, (B) the Adoption Agreement, and (C) the Observer Agreement. The Seller acknowledges that the Buyer in connection with Closing may (I) increase its stock option pool in order to permit grants to employees, including the Transferred Employees, in the sole discretion of the Buyer and (II) consummate a new investment financing round on arm’s lengths terms involving issuance of convertible notes or similar debt or equity instruments in order to provide capital to continue the Business and the ongoing business of the Buyer, neither of which events shall affect the number of Purchase Consideration Shares. For clarity and the avoidance of doubt, the Seller shall not have anti-dilution protection or other preferences or special rights or any similar protections, preference, or rights in connection with either event specified in Clause I or II above, or otherwise.

7.1.3

Of the 3,353,925 Purchase Consideration Shares, eighty percent (80%) of such Purchase Consideration Shares (equivalent to 2,683,140 shares) shall be delivered to the Seller at Closing whereas the remainder twenty percent (20%) of such Purchase Consideration Shares (equivalent to 670,785 shares) (“Retention Consideration Shares”) shall be held back and retained by Buyer, in the name of the Seller, as security for the Seller’s obligations under this Agreement until the lapse of the deadline for submission of claims cf. Clause 14.3 (or if such date is not a Business Day, the first Business Day immediately following such date) (the “Indemnification Holdback Disbursement Date”). Retention Consideration Shares shall be distributed to Seller, if at all, on the Indemnification Holdback Disbursement Date, at which time the Buyer shall deliver to the Seller such number of Purchase Consideration Shares that is equal to the Retention

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Consideration Shares minus the Returned Retention Consideration Shares (as defined in the following sentence), subject to the right of the Seller to pay indemnification claims in cash. “Returned Retention Consideration Shares” means such number of Retention Consideration Shares having an aggregate value of a fixed US$ amount per share to be determined by the Parties in good faith prior to or at Closing (the “Common Stock Price”) and without taking into account the value of any dividends accrued thereon) equal to the aggregate dollar amount of any claims for indemnification brought by the Buyer against the Seller pursuant to Clause 14 and with respect to which the Buyer has, before the Indemnification Holdback Disbursement Date, provided notice to the Seller (including any amounts that are the subject of any pending or disputed indemnification claim, although for such amounts not until such indemnification claims have been finally and bindingly determined in accordance with this Agreement). The Buyer shall cancel and retire any and all Returned Retention Consideration Shares, it being agreed and understood that the Buyer shall not cancel or retire any Retention Consideration Shares on the basis of any non-final indemnification claim. The Retention Consideration Shares shall be issued as of the Closing Date and held in escrow by Buyer’s corporate secretary for distribution to the Seller or cancellation and retirement pursuant to the terms of this Agreement. Until such time that a Retention Consideration Share is returned to Buyer or retired pursuant to this Agreement, such share shall accrue dividends, if and as applicable, for the account of the Seller. While held in escrow, the Seller shall be entitled to vote on the Retention Consideration Shares.

7.1.4	For clarity and the avoidance of doubt, each Party respectively acknowledges and agrees that the Seller may choose, in its sole discretion, to satisfy all or a portion of its obligations under Clause 7.1.3 with a cash payment to the Buyer.

7.2	Adjustment of the Purchase Consideration Shares as a consequence of a Seller claim

7.2.1	Until the expiry of the deadline for submission of claims cf. Clause 14.3 (or if such date is not a Business Day, the first Business Day immediately following such date) (the “Expiration Date”) the Buyer shall – as compensation for a breach, if applicable, of the Buyer’s obligations under this Agreement – be obliged to issue (or cause to be issued) to the Seller such number of Common Stock (the “Compensation Shares”), free and clear of any encumbrances, having an aggregate value (based on the Common Stock Price and without taking into account the value of any dividends accrued thereon) equal to the aggregate dollar amount of any claims for indemnification brought by the Seller against the Buyer pursuant to Clause 14 and with respect to which the Seller has, before the Expiration Date, provided notice to the Buyer (including any amounts that are the subject of any pending or disputed indemnification claim, although for such amounts not until such indemnification claims have been finally and bindingly determined in accordance with this Agreement).

7.2.2	The Compensation Shares (if any) shall be issued as soon as reasonably practicable after the Expiration Date.

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7.2.3	For clarity and the avoidance of doubt, each Party respectively acknowledges and agrees that the Buyer may choose, in its sole discretion, to satisfy all or a portion of its obligations under this Clause 7.2 with a cash payment to the Seller.

7.3	Contingent Milestone Payments

7.3.1	In addition to the Purchase Consideration Shares the Buyer shall pay to the Seller (i) an amount of USD five (5) million in cash (US$ 5,000,000) upon the granting of marketing approval of the Product by the European Medicines Agency (EMA), (ii) an amount of USD fifteen (15) million in cash (US$ 15,000,000) upon the granting of marketing approval of the Product by the United States Food and Drug Administration (FDA), and (iii) an amount of USD one and a half (1.5) million in cash (US$ 1,500,000) upon the granting of marketing approval of the Product by the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) (“Contingent Milestone Payments”).

7.3.2	The Parties agree that for purposes of Section 12B of the Danish Tax Assessment Act the capitalized value of the Contingent Milestone Payments will be determined in good faith by the Parties no later than at Closing.

7.4	Distribution of the Total Purchase Consideration on the Assets

7.4.1	As of Signing, the Total Purchase Consideration is distributed on the Assets as follows: seventy five (75) percent of the Total Purchase Consideration is paid for the shares in Drugrecure ApS, fifteen (15) percent of the Total Purchase Consideration is paid for the shares in Pharmaorigin ApS, and ten (10) percent of the Total Purchase Consideration is paid for the other Assets, subject to adjustment as of Closing based on generally accepted accounting principles or applicable legal requirements, or as otherwise mutually agreed between the Parties.

7.5	Investment by Sorana A/S in Savara Inc.

In	order to provide capital to continue the Business after Closing, Sorana A/S, the majority shareholder of the Seller, commits to participate in the Buyer’s new investment financing round in connection with Closing involving issuance of convertible notes or similar debt or other investment instruments, by committed investment in the amount of USD one and a half (1.5) million (US$ 1,500,000).

7.6	VAT

The Total Purchase Consideration is not subject to VAT, cf. Section 8.1 of the Danish Act on VAT. Seller shall be responsible for payment of any consumption or sales tax that may be applicable or imposed on the transfer of Assets or Business notwithstanding the foregoing sentence.

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7.7	Completion Statement

7.7.1	As per the Closing Date, a completion statement (“Completion Statement”) shall be prepared on an accrual basis (in Danish: “fuld periodiseret”) regarding allocation between the Parties of costs, expenses, income, taxes (cf. Clause 7.7.2 below), and the like relating to the Business and the Transferred Employees as follows:

(i)	the Completion Statement shall include all current income accruing and expenditure incidental to the Business as well as prepaid costs and expenses paid by the Seller but relating to the period after the Closing Date. The Completion Statement shall in respect to the Transferred Employees specify all accrued but not yet paid or exercised rights of the Transferred Employees as per the Closing Date, including documented accrued overtime not yet paid or taken as time off in lieu of overtime, accrued holiday entitlements, extra holidays and accrued benefits, all of which shall remain the obligation of and shall be paid by the Seller in due course;

(ii)	the Completion Statement shall be prepared and submitted by the Buyer to the Seller no later than forty-five (45) Business Days following the Closing Date. The Seller shall be granted reasonable access to all necessary information and documentation relating to the Completion Statement;

(iii)	no later than twenty (20) Business Days following receipt of the Completion Statement, the Seller shall provide written notice that the Seller disagrees with the Completion Statement accompanied by a reasonably detailed substantiation thereof, otherwise the Completion Statement becomes final and binding on the Parties;

(iv)	if the Seller within the twenty-day period provided for in romanette (iii) above disagrees with the Completion Statement, the Seller has the right to request a review of the calculation by an independent auditor appointed by FSR—Danish Auditors (in Danish: “FSR—Danske Revisorer”). If such review confirms the calculation or concludes that the correct result was within five per cent (5%) of the result in the Completion Statement, then the Seller shall pay all costs related to the appointment of the auditor, otherwise the costs are payable by the Buyer. The auditor’s calculation shall be final and binding on the Parties; and

(v)	the balance of the Completion Statement shall be settled by payment made in cash from the respective Party directly to the appropriate payee within thirty (30) days.

7.7.2

Specifically in respect to taxes the Parties agree that all taxes related to the Business accrued or accruable with respect to events occurring prior to the close of business on the Closing Date shall be borne by the Seller. For this purpose, the Closing Date shall be treated as the last day of a taxable period, whether or not the taxable period in fact ends on such date. All taxes related to the Business accrued or accruable with respect

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to events occurring after the close of business on the Closing Date will be borne by the Buyer. Real and personal property taxes with respect to any Assets for any taxable period commencing prior to the Closing Date and ending after the Closing Date shall be prorated based on the ratio of number of days in the pre-Closing period to the number of days in the actual taxable period with respect to which tax is assessed, irrespective of when such taxes are due, become a lien or are assessed. Sales and use taxes shall be deemed to accrue as property is purchased, sold, used or transferred. All other taxes shall accrue in accordance with generally accepted accounting principles. The Party responsible for bearing the relevant taxes will file all necessary tax returns and other documentation in connection with the taxes and charges encompassed in this Clause 7.6.2, and the costs of preparing and making such filing shall be paid by the such Party if and when due.

8.	CONDITIONS PRECEDENT TO CLOSING

8.1	The Seller’s conditions precedent

The Seller shall not be obliged to perform its obligations at Closing as set forth in Clause 9.2 unless the following conditions precedent are satisfied (or waived by the Seller) not later than at Closing:

1.	There shall not have been any material adverse changes in the assets, condition, or prospects of the Buyer since 31 December 2015;

2.	The Buyer’s Representations and Warranties and any certificate or other writing delivered pursuant to this Agreement qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date);

3.	The other parties to the ROFR Agreement and Voting Agreement shall have consented to the Seller becoming a party to such agreements on the terms contemplated in connection with the Seller’s acceptance of becoming a party to these;

4.	No litigation, injunction, order or other similar legal proceeding shall have been instituted against Buyer, which litigation, injunction, order or proceeding is reasonably likely to restrain in any material adverse way or prohibit the consummation of the transaction contemplated by this Agreement; and

5.	The Buyer shall have performed and complied in all material respects with its obligations under this Agreement prior to and at Closing so that the transaction contemplated by this Agreement is not in any material respect adversely affected.

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8.2	The Buyer’s conditions precedent

The Buyer shall not be obliged to perform its obligations at Closing as set forth in Clause 9.3 unless the following conditions precedent are satisfied (or waived by the Buyer) not later than at Closing:

1.	There shall not have been any material adverse changes in the assets, condition, or prospects of the Business since the last statutory accounts date (for the statutory accounts accounting for the Business) or any material change in the ability of the Business to operate on a stand-alone basis after the Closing Date in accordance with the financial and business projections provided by the Seller to the Buyer;

2.	The Seller’s Representations and Warranties and any certificate or other writing delivered pursuant to this Agreement qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date);

3.	The Seller shall have executed and delivered a counterpart signature page agreeing to become a party to the ROFR Agreement and Voting Agreement;

4.	The Seller shall have executed and delivered the Adoption Agreement;

5.	The Seller shall have executed and delivered the Observer Agreement;

6.	Each director and officer of the Subsidiaries shall have delivered their written resignations effective as of the Closing Date;

7.	The Seller shall have delisted the Seller’s capital stock from the Oslo Axxes (Oslo Stock Exchange) and terminated its registration under applicable Law;

8.	The Seller shall have obtained and delivered to Buyer the Required Consents;

9.	The Seller has documented that the transaction contemplated by this Agreement has been duly and finally approved by the shareholders of the Seller at an extraordinary general meeting (EGM) by equivalent action with the required majority;

10.	The Seller has documented prior to or at the time of Signing that the majority shareholder of the Seller, Sorana A/S, has in writing committed to vote in favour of this Agreement in a general meeting of the Seller to be held between Signing and Closing;

11.	No litigation, injunction, order or other similar legal proceeding shall have been instituted against Seller, which litigation, injunction, order or proceeding is reasonably likely to restrain in any material adverse way or prohibit the consummation of the transaction contemplated by this Agreement; and

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12.	The Seller shall have performed and complied in all material respects with its obligations under this Agreement, including without limitation the obligations set forth in Clause 13.1, prior to and at Closing so that the transaction contemplated by this Agreement is not in any material respect adversely affected.

8.3	The Parties shall use their best efforts and act in good faith to ensure that the conditions precedent set forth in Clauses 8.1 and 8.2 are satisfied not later than on 15 July 2016 or, failing to meet the said date, as soon as possible thereafter.

8.4	The Buyer shall expedite the filing of all required notifications to any competition authorities. To this end the Parties and their legal advisers shall work together and shall without undue delay share all information relevant for the notification procedures, including any and all filings and correspondence with the competition authorities, unless the sharing of such information is contrary to applicable Law, in which case such information shall only be shared on an external counsel-to-counsel basis, to the extent legally permissible.

8.5	If any of the conditions precedent set forth in Clauses 8.1 and/or 8.2 is not satisfied and is not capable of being satisfied as part of Closing (and such condition precedent is not waived by the Party who may waive the condition precedent) on 31 August 2016 at the latest, or on such other date as the Parties may subsequently agree upon, the Seller and/or the Buyer, as applicable (depending upon which of the Parties that may waive the condition precedent), may not later than on the tenth (10th) Business Day after that date terminate this Agreement with immediate effect by written notice to the other Party, failing which notice this Agreement shall be consummated as contemplated herein, unless prohibited by law.

Notwithstanding the above, a Party may not rely on the failure of any condition precedent to be satisfied as grounds for terminating this Agreement if such failure is caused by such Party’s breach of its obligation to use its best efforts or to act in good faith to ensure that such condition precedent is satisfied.

8.6	In case of termination of this Agreement as set forth in Clause 8.5 neither of the Parties shall have any liability towards the other unless the reason why the condition(s) precedent was (were) not satisfied is a consequence of any of the Parties being in breach of any of its obligations under this Agreement, including a breach of any of its representations and warranties given in this Agreement. For clarity and the avoidance of doubt, the Seller’s obligation to obtain and deliver the Required Consents as set out in Clause 8.2.8 is a commercially reasonable effort obligation as described in Clause 4.2.1.

In case of any termination of this Agreement caused by a Party being in breach of any of its obligations under this Agreement, the other Party shall be entitled to exercise any remedy available according to this Agreement.

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8.7	Each of the Parties undertakes as soon as reasonable practicable to disclose in writing to the other any circumstance or fact that will or is reasonably likely to prevent any of the conditions precedent from being satisfied upon becoming aware of such circumstance or fact. Moreover, each of the Parties undertakes to inform the other in writing as soon as reasonable practicable when such Party has become aware that a condition precedent has been satisfied.

9.	CLOSING

9.1	Closing Date

Closing shall be held at the offices of the Buyer, or elsewhere or otherwise as mutually agreed between the Parties on June 30, 2016, or, if at such date all the conditions precedent have not been satisfied or waived and are not capable of being satisfied at Closing, by a date (as agreed upon by the Parties) within ten (10) Business Days after all the conditions precedent have been satisfied, waived or are capable of being satisfied at Closing, unless this Agreement has been terminated as set forth herein.

9.2	The Seller’s Closing deliverables

At Closing the Seller shall deliver, or shall cause to be delivered, to the Buyer the following documents as well as perform the following actions, as applicable:

1.	Deliver a duly signed and certified board resolution of the board of the Seller authorising the transfer of the Business as contemplated by this Agreement.

2.	Deliver all such documents as required to effect the transfer of the Assets and the Subsidiaries, including without limitation duly executed Required Consents.

3.	Deliver all documents, papers and other information in possession relating to the Business to the extent not located at the business address of the Seller, which business address is to be taken over by the Buyer on Closing. The Seller may only keep such bookkeeping records and documents which according to mandatory legislation must be kept at the premises of the Seller and only for the mandatory period.

4.	Confirm in writing that the Seller has fulfilled its obligations provided for in Clauses 13.1 concerning the running of the Business pending Closing and all other obligations of the Seller to be fulfilled prior to Closing.

5.	Confirm in writing by a certificate duly signed by the Chief Executive Officer of the Seller that those of the Seller’s Representations and Warranties to be restated at Closing, cf. Schedule 10 are true and correct as at the Closing Date.

6.	Deliver originals of the employment and service agreement(s) for the Transferred Employees duly signed by the Transferred Employees.

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7.	Deliver a CD-ROM containing a complete copy of the Due Diligence Documentation.

8.	Deliver copies of such corporate documents which in the reasonable opinion of the Buyer are required to evidence that the Seller has full corporate power and all necessary authority to consummate this Agreement (including evidence that Clauses 8.2.7 and 8.2.1 have been fulfilled), and such documents which are required to evidence the authority of the individuals having executed this Agreement on behalf of the Seller and any document executed and/or delivered by the Seller at Closing.

9.	Deliver copies of such documents from the majority shareholder of the Seller and any Person Controlling, Controlled by or under common Control with such shareholder which in the reasonable opinion of the Buyer are necessary or appropriate in order to consummate and perfect the transaction contemplated by this Agreement.

10.	Deliver written resignations from each director and officer of the Subsidiaries effective as of the Closing Date.

11.	Deliver duly executed counterpart signature pages to each of the ROFR Agreement and Voting Agreement, respectively.

12.	Deliver the duly executed Adoption Agreement.

13.	Deliver the duly executed Observer Agreement.

14.	Deliver such other documents and/or perform such other actions that the Buyer may reasonably request in order to consummate and perfect the transaction contemplated by this Agreement.

9.3	The Buyer’s Closing deliverables

At Closing the Buyer shall deliver, or shall cause to be delivered, to the Seller the following documents as well as perform the following actions, as applicable:

1.	Deliver in favour of the Seller 2,683,140 Purchase Consideration Shares, equivalent to eighty percent (80%) of the Purchase Consideration Shares.

2.	Deliver to the Seller an opinion of Buyer’s legal counsel or other written certification reasonably acceptable to the Seller confirming that the Purchase Consideration Shares are duly authorized, validly issued, fully paid and free of any third party rights.

3.	Execute the employment and service agreements for the Transferred Employees presented by the Seller in accordance with Clause 9.2.6, and any other agreement or document reasonably required to be executed by the Buyer in connection with the transfer of any Assigned Contract (including for the avoidance of doubt a new lease agreement for the leasehold currently occupied by the Seller on terms and conditions acceptable to the Buyer).

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4.	Deliver copies of such corporate documents which in the reasonable opinion of the Seller are required to evidence that the Buyer has full corporate power and all necessary authority to consummate this Agreement, and which are required to evidence the authority of the individuals having executed this Agreement on behalf of the Buyer and any document executed and/or delivered by the Buyer at Closing.

5.	Confirm in writing by a certificate duly signed by the Chief Executive Officer of Savara Inc. that those of the Buyer’s Representations and Warranties to be restated at Closing, cf. Schedule 11 are true and correct as at the Closing Date.

6.	Deliver a sealed CD-ROM containing a complete copy of the Savara Due Diligence Documentation which CD-ROM is to be held in escrow by the Seller’s legal counsel until the Expiration Date.

7.	Deliver evidence that Clause 8.1.3 has been fulfilled.

8.	Deliver such other documents and/or perform such other actions that the Seller may reasonably request in order to consummate and perfect the transaction contemplated by this Agreement.

9.4	The provisions of Clauses 9.2 and 9.3 shall be deemed to be inter-conditional in all respects and title to the Assets shall not pass to the Buyer until Closing has been perfected such as evidenced by the executed closing memorandum referred to in Clause 9.5. Each of the deliveries to be made and the actions required to be performed at Closing shall be deemed to have occurred at the same time.

9.5	Closing shall be documented by way of a closing memorandum, a draft of which document shall be provided by the Buyer to the Seller not later than five (5) Business Days prior to Closing.

10.	SELLER’S REPRESENTATIONS AND WARRANTIES

Subject to and qualified by the information and limitations referred to and set forth in Clause 14.3, the Seller makes the representations and warranties set forth in Schedule 10 (“Seller’s Representations and Warranties”) to the Buyer. The Seller’s Representations and Warranties are made as of Signing and as of the Closing Date unless otherwise specifically provided for in the respective clauses in Schedule 10.

11.	BUYER’S REPRESENTATIONS AND WARRANTIES

Subject to and qualified by the information and limitations referred to and set forth in Clause 14.3, the Buyer makes the representations and warranties set forth in Schedule 11 (“Buyer’s Representations and Warranties”) to the Seller. The Buyer’s Representations and Warranties are made as of Signing and as of the Closing Date unless otherwise specifically provided for in the respective clauses in Schedule 11.

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12.	SPECIFIC INDEMNITIES

Notwithstanding the terms and limitations set forth in Clause 14 the Seller shall fully indemnify the Buyer against any Loss incurred by the Buyer as a result of the following matters (“Specific Indemnities”):

a)	Any breach of the covenant pursuant to Clause 3.1 that all shares of or other ownership interest in the Subsidiaries shall be free and clear of any and all claims, collateralisation, credit facilities, loans, pledges, security interests, and any other encumbrance or liability of any kind on the part of shareholders of Seller or any Person Controlling, Controlled by or under common Control with any such shareholder.

13.	ADDITIONAL COVENANTS

13.1	Interim relations

Except as otherwise permitted by this Agreement or required by Law, pending Closing

1.	The Seller shall cause that the Business is carried out in the ordinary course consistent with past practice so as to maintain the Business as a going concern. The Seller shall use its best efforts to maintain and preserve intact the Business’ organization and goodwill, including by way of continuing any current and planned investments and development projects, maintaining properties and other assets in good working condition (normal wear and tear is to be reasonably expected), seeking to retain the services of its officers and employees and maintaining satisfactory relationships with customers, dealers, vendors, employees and others having business relationships with the Business.

2.	In particular, by way of illustration but not limitation, the Seller shall refrain from taking any of the following actions without the prior written consent of the Buyer:

a)	undertaking any commitment to sell, dispose of, create any Third Party Rights over or acquire any assets or properties except in the ordinary course and in accordance with past and prudent practice of the Business;

b)	increasing, terminating, amending or otherwise modifying any plan for the benefit of the Transferred Employees, except as set out in item c) below or as required by Law;

c)	increasing the remuneration to/compensation of, or accrue any bonus to, any Transferred Employee of the Business, other than increases in the ordinary course consistent with prior and prudent practice of the Business.

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d)	agreeing any change to or terminating any Contract other than changes in the ordinary course consistent with prior and prudent practice of the Business;

e)	entering into any new agreement or arrangement in respect of the Business with any Affiliated Person;

f)	taking any action in relation to any third party pursuant to any agreement or arrangement in effect at the Signing except in the ordinary course and in accordance with past and prudent practice of the Business; or

g)	agreeing, authorizing or committing to take any of the aforementioned actions.

3.	The Seller undertakes to ensure that complete records of the documents relating to the Business, which the Seller shall not deliver to the Buyer in accordance with Clause 9.2(3) above are maintained for a period of five (5) years following Closing, and, upon reasonable prior notice, to allow the Buyer to inspect such documents in order for the Buyer to fulfil any obligations of the Buyer provided for in applicable Law and/or in the ordinary course of the Business. This Clause 13.1.3 shall apply equally to material held by the Buyer regarding the Business and the transaction contemplated by this Agreement.

4.	Seller shall not, and shall not authorize or permit any of its Affiliated Persons or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal (as defined below in this Clause 13.1.5; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business or the Assets. Seller agrees that the rights and remedies for noncompliance with this Clause 13.1.5 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

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13.2	Post-Closing undertakings

1.	The Buyer and the Seller shall cooperate in ensuring that the transfer of, and Buyer’s legal ownership to, the Assets, including the orphan drug designations, is duly filed and registered (if relevant and required under applicable law to legally perfect the transfer) with all relevant authorities and other relevant public and private bodies as soon as possible after Closing. All transfer, documentary, sales, use, stamp, registration, conveyance or similar taxes or charges arising out of the transactions contemplated hereby and all charges for or in connection with the recording of any document or instrument contemplated hereby, if any, shall be paid one-half by the Seller and one-half by the Buyer if and when due.

2.	The Buyer and the Seller shall cooperate in ensuring that the manufacturer’s and importer’s authorisation to be granted by the Danish Medicines Agency according to section 39 of the Danish Medicines Act is obtained, together with any and all approvals, consents, and authorisations of Public Authorities as may be necessary or appropriate, by the Buyer (or Savara ApS, as the case may be) as soon as reasonably practicable after Closing.

3.

Seller acknowledges that Buyer or one or more of its Affiliated Persons may file registration statements, applications, reports and other documents under the United States federal and various state securities laws, rules and regulations and the rules and regulations of one or more securities exchanges in connection with the public offering or private placement of certain securities of Buyer or any such Affiliated Persons. Upon request in writing by Buyer after the Closing Date, Seller shall provide to Buyer or any such Affiliated person, at Buyer’s expense (by passing along without mark-up reasonable out-of-pocket costs and receiving reimbursement for the fully loaded cost (on an hourly basis) of its personnel, upon submission of reasonably detailed invoices), any and all audited and unaudited financial statements and other information (including, without limitation, any opinions, certificates, consents or schedules related thereto) relating to the Assets, the Business and any Assumed Liabilities which may be required (a) by Buyer or any such Affiliated Person, its or their lenders, underwriters or placement agents, or the United States Securities and Exchange Commission (SEC), any state securities authority, or any securities exchange for inclusion in such registration statements, applications, reports and other documents, or (b) by Buyer or any such Affiliated Person, its or their lenders, underwriters, placement agents or equity participants, or any other person in connection with the financing or refinancing of all or any portion of the transaction contemplated hereby. Moreover, upon request in writing by Buyer after the Closing Date, Seller shall use commercially reasonable efforts to obtain or assist Buyer in obtaining and, if successful, provide to Buyer, at Buyer’s expense (by passing along without mark-up

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reasonable out-of-pocket costs and receiving reimbursement for the fully loaded cost (on an hourly basis) of its personnel, upon submission of reasonably detailed invoices), the written consent of the independent accountants and other experts with respect to the filing of the materials with the SEC in connection with the registration of a public offering of securities of Buyer or any Affiliate of Buyer under the Securities Act.

4.	Seller covenants and agrees that it will continue to exist, and will not cause a dissolution, liquidation or winding-up of Seller until an IPO or Change in Control. Seller further covenants and agrees that it will use its best efforts to cause its officers or directors to not authorize, approve or take any action that would result in a dissolution, liquidation or winding-up of the Seller or a distribution of beneficial interests in the Purchase Consideration Shares until an IPO or Change in Control.

5.	Until the occurrence of an IPO, Change in Control or the Buyer becoming subject to reporting requirements of the Securities Exchange Act of 1934, Buyer undertakes to deliver to Seller unaudited or audited consolidated annual financial statements (balance sheet, statements of income, cash flow and shareholders’ equity) for the Buyer’s group prepared in accordance with generally accepted accounting principles as soon as reasonably practicable after the fiscal year end. Furthermore, the Buyer shall in the same period deliver to the Seller: (i) the annual budget for the Buyer’s group (when approved by the board of directors), (ii) unaudited quarterly financial statements (as soon as reasonably practicable after the quarter end) including a management report and analysis. Finally, following the end of each fiscal year, the Buyer shall furnish a report to the Seller comparing each annual budget to such financial statements.

6.	The Buyer shall permit representatives of the Seller at the Seller’s expense, to visit and inspect the Buyer’s properties, to examine its books of account and records and to discuss the affairs, finances and accounts of the Buyer’s group with its officers, all at such reasonable times as may be requested by the Seller; provided, however, that the Buyer shall not be obligated pursuant to this Clause 13.2.6 to provide access to any information (i) that it reasonably considers to be a trade secret or similar confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Buyer) or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Buyer and its counsel. In any event, and further subject to the confidentiality agreement, the Seller agrees to hold in confidence and trust and not to misuse or disclose any confidential information obtained pursuant to this Clause 13.2.6.

13.3	Non-competition

The Seller undertakes in favour of the Buyer that for a period of four (4) years after the Closing Date it shall not carry out any development or commercial activity, directly or indirectly (whether through an Affiliated Person or otherwise), which competes or might compete with the Business.

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13.4	Employees

13.4.1	The Seller undertakes in favour of the Buyer that for a period of six (6) months after the Closing Date it shall not directly or indirectly solicit or induce, or take any action intended to solicit or induce, any Transferred Employee, to terminate or alter their engagement or employment with the Business or the Buyer.

13.4.2	The Seller undertakes in favour of the Buyer that for a period of six (6) months after the Closing Date it shall not directly or indirectly employ or retain in any capacity, or directly or indirectly offer to employ or retain in any capacity, a Transferred Employee.

13.5	Non-solicitation of customers and suppliers

The Seller undertakes in favour of the Buyer that it shall not interfere with the Business or divert or attempt to divert from the Business any business of any kind in which the Business is engaged, or otherwise induce or attempt to induce any supplier or customer of the Business to terminate, discontinue or alter his, her or its relationship with the Business.

13.6	Name of Business

13.6.1	The Seller agrees not to use the name “Serendex” except for any purposes which does not and might not, directly or indirectly, compete with or cause confusion regarding the Buyer or any Affiliated Person of the Buyer.

13.6.2	Furthermore, the Seller undertakes to as soon as reasonable possible after Closing convene and hold an extraordinary general meeting of the Seller at which meeting the articles of association of the Seller shall be amended to the effect that the name of the Seller is changed into a name other than Serendex or any name similar to or of confusing similarity to Serendex.

13.7	Remedies

In case of any violation of Clauses 13.3, 13.4, 13.5 or 13.6 the Seller shall be liable to pay liquidated damages to the Buyer of DKK 250,000 for each violation. For the purpose of calculating such liquidated damages each two-week period during which a violation continues to exist shall be considered one separate violation. The payment of liquidated damages shall not cure the breach by the Seller of any of Clauses 13.3, 13.4, 13.5 or 13.6, nor shall it prevent the Buyer from initiating, or limit its right to initiate, legal action in respect of any Losses incurred by the Buyer in excess of the liquidated damages paid or to seek an injunction against the Seller’s infringement of its obligations.

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13.8	Further assurances

Each of the Parties shall execute such documents and take such actions as may reasonably be required by the other Party in order to carry out the provisions of this Agreement and to consummate and implement the transaction contemplated hereby.

13.9	Termination of joint taxation

The Subsidiaries are parties to a mandatory Danish joint taxation with certain other Danish companies forming part of the same tax group as the Seller. As the said joint taxation will terminate as a result of the transaction contemplated by this Agreement, the Parties have agreed the terms and procedures relating to such joint taxation and the termination thereof as are set forth in Schedule 13.9.

14.	INDEMNIFICATION AND REMEDIES

14.1	General

14.1.1	Subject to the terms, including procedures and limitations, of this Agreement each of the Parties hereby undertakes to indemnify the other Party from and against all Losses suffered directly or indirectly by the other Party as a result of any breach of this Agreement (a “Claim”).

14.1.2	Each Party shall in accordance with Danish law use reasonable endeavours to avoid and to mitigate any Loss arising from a breach of this Agreement by the other Party. If and to the extent that a Party fails to avoid and/or mitigate a Loss, the other Party shall be relieved from its obligation to indemnify the other Party from such Loss.

14.1.3	For a period of twenty (20) Business Days following receipt of a Claim Notice, a Party is entitled to remedy the breach. If—and to the extent—the Party remedies the breach, the Party’s obligation to indemnify the other Party will cease.

14.1.4	A Party has no obligation to indemnify the other Party with respect to any information of a forward-looking nature relating to the Business or Savara Inc. (as the case may be), including any business plans, budgets or forecasts.

14.2	Notice of Claims

14.2.1	In the event that a Party (the “Claiming Party”) wishes to make a Claim against the other Party or in the event that a Claiming Party acquires knowledge of a matter which may give rise to a Claim against the other Party (in a way which is sufficiently clear to enable the Claiming Party to conclude with a reasonable degree of certainty that there is a basis for a Claim against the other Party), the Claiming Party shall give notice (a “Claim Notice”) to the other Party within thirty (30) Business Days after acquiring knowledge of the matter giving rise to such Claim or possible Claim.

14.2.2	In the event that the Claiming Party fails to give a Claim Notice in due time, cf. Clause 14.2.1, the other Party’s obligation (if any) to indemnify the Claiming Party will cease in respect of the relevant matter.

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14.2.3	A Claim Notice must contain a detailed description of the Claim and the factual and legal basis of the Claim and complete documentation as well as detailed calculation of the amount of the Claim (reasonably estimated if necessary).

14.2.4	In the event that a Party rejects (in part or in full) any obligation to indemnify the Claiming Party in respect of a Claim, the Party shall notify the Claiming Party thereof in writing. In such case, the Claiming Party must commence arbitration proceedings in respect of the Claim (or such part thereof which the other Party has rejected) within three (3) months of the Claiming Party’s receipt of the other Party’s rejection notice, failing which the other Party’s obligation to indemnify the Claiming Party in respect of the Claim (or the relevant part thereof) will automatically cease.

14.3	Disclosed information

14.3.1	Neither Party shall be entitled to make any Claim against the other Party with respect to any breach of the Seller’s Representations and Warranties or the Buyer’s Representations and Warranties (as the case may be) if, and to the extent, the basis or potential for such Claim was (i) in respect to a Claim made by the Buyer: within Buyer’s Knowledge or has been disclosed fairly in the Due Diligence Documentation, or (ii) in respect to a Claim made by the Seller: within Seller’s Knowledge or has been disclosed fairly in the Savara Due Diligence Documentation. For the purposes of this Clause, “fairly disclosed” shall mean disclosures in the Due Diligence Documentation or the Savara Due Diligence Documentation (as the case may be) which on a stand-alone basis include the information necessary and appropriate for the Buyer or the Seller (as the case may be) to assess the situation accurately and completely. Thus, limited, fragmented hints, or misleading information, and more generally such information which does not by itself allow the Buyer or the Seller (as the case may be) to assess a situation accurately and completely, shall not limit the Buyer’s or the Seller’s (as the case may be) rights to make any Claims against the Seller or the Buyer (as the case may be). For the avoidance of doubt, references contained in or referred to in the Due Diligence Documentation or the Savara Due Diligence Documentation (as the case may be) to information not in the Due Diligence Documentation or the Savara Due Diligence Documentation (as the case may be) shall not be deemed to include such information in the Due Diligence Documentation or the Savara Due Diligence Documentation (as the case may be).

14.3.2	Notwithstanding the foregoing, the Parties agree that the limitation of the Seller’s Representations and Warranties set forth in Clause 14.3.1 shall not apply, and no disclosure is intended by the Seller or accepted by the Buyer, with respect to the Seller’s Representations and Warranties in the following clauses of Schedule 10:

A.	Clause 1 (Title);

B.	Clause 24 (Subsidiaries);

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C.	Clause 25 (Securities law);

D.	Clause 26 (No pre-arranged plan of dissolution); and

E.	Clause 27 (Broker’s fees).

14.3.3	Notwithstanding the foregoing, the Parties agree that the limitation of the Buyer’s Representations and Warranties set forth in Clause 14.3.1 shall not apply, and no disclosure is intended by the Buyer or accepted by the Seller, with respect to the Buyer’s Representations and Warranties in the following clauses of Schedule 11: A. Authorization.

14.4	Deadline for submission of Claims

14.4.1	The Seller shall have no liability under this Agreement in respect of any Claim pertaining to any breach of the Seller’s Representations and Warranties notified to the Seller subsequent to the expiry of twelve (12) months from (but not including) the Closing Date, provided, however, that this deadline does not apply to any Claim resulting from any breach of the Seller’s Representations and Warranties mentioned in Clause 14.3.2.

14.4.2	In case of any breach of the Seller’s Representations and Warranties mentioned in Clause 14.3.2 the deadline for the Buyer to notify the Seller shall be three (3) years from (but not including) the Closing Date.

14.4.3	The Buyer shall have no liability under this Agreement in respect of any Claim pertaining to any breach of the Buyer’s Representations and Warranties notified to the Buyer subsequent to the expiry of twelve (12) months from (but not including) the Closing Date.

14.5	Third Party Claims

14.5.1	In the event any third party asserts any claim against the Business or any of its assets, based on which a Claim is notified to the Seller (a “Third Party Claim”), the Buyer shall:

A.	as soon as reasonably practicable give notice thereof to the Seller and keep the Seller informed in reasonable detail of all matters pertaining to such claim, including all material written communication and discussions substantive in nature with the relevant third party;

B.	give the Seller and its advisors reasonable access during normal working hours to such books, records and other documents and material pertaining to such claim, and to the extent legally permitted allow the Seller accompanied by the Buyer to consult with employees of the Buyer (to the extent such employees are Transferred Employees) relevant in the context of such claim; and

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C.	have the right to control the defence of such Third Party Claim. To the extent relevant, the Seller shall co-operate with the Buyer and with any counsel appointed by the Buyer.

14.6	Losses

14.6.1	Any Loss for which a Claim is notified to the Seller shall be calculated in DKK subject to the following principles and otherwise in accordance with Danish Law:

1.	the net present value of any Tax benefit or saving by the Buyer which may be calculated as a result of the Loss for which a Claim is made shall be deducted when calculating the Loss;

2.	the amount of any compensation or other recovery (including without limitation insurance proceeds) actually paid to or otherwise credited the Buyer (less the amount of any related costs and expenses, including the aggregate costs of pursuing any related insurance claims and any correspondent increases in insurance premiums) shall be deducted when calculating the Loss. If a Claim has been settled by the Seller, and the Buyer subsequently recovers any payment or compensation with respect to such Claim, the Buyer shall pay to the Seller the amount so recovered, up to the amount that was settled by the Seller to the Buyer;

3.	the Buyer shall not be entitled to indemnification or other restitution more than once in respect of the same Loss;

4.	under no circumstances may multiples or similar methods of calculation be applied in the calculation of a Loss; and

5.	when calculating a Loss sustained in foreign currencies such Losses shall be converted into DKK at the time when the Claim is notified to the Seller.

14.6.2	Any payment by the Seller to the Buyer as a result of a Claim for a breach of any of the Seller’s Representations and Warranties and/or under the Specific Indemnities shall be regarded as a reduction of the purchase price for the Business (a ‘DKK for DKK reduction’ in respect to the amount of Purchase Consideration Shares payable by the Buyer to the Seller under this Agreement).

14.6.3	Any Loss for which a Claim is notified to the Buyer shall be calculated in USD subject to the following principles and otherwise in accordance with Danish Law:

1.	a Loss incurred by Savara Inc. as a result of a breach of a Buyer’s Representations and Warranties shall for the purpose of calculating the indirect Loss suffered by the Seller be multiplied by the Seller’s ownership percentage of Savara Inc. at the Closing Date;

2.	the net present value of any Tax benefit or saving by Savara Inc. which may be calculated as a result of the Loss for which a Claim is made shall be deducted when calculating the Loss;

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3.	the amount of any compensation or other recovery (including without limitation insurance proceeds) actually paid to or otherwise credited Savara Inc. (less the amount of any related costs and expenses, including the aggregate costs of pursuing any related insurance claims and any correspondent increases in insurance premiums) shall be deducted when calculating the Loss;

4.	the Seller shall not be entitled to indemnification or other restitution more than once in respect of the same Loss;

5.	under no circumstances may multiples or similar methods of calculation be applied in the calculation of a Loss; and

6.	when calculating a Loss sustained in foreign currencies such Losses shall be converted into USD at the time when the Claim is notified to the Seller.

14.6.4	A Party has no obligation to indemnify the other Party for any Loss caused by:

1.	any change in applicable Laws after the Closing Date; or

2.	the other Party’s actions or omissions after the signing of this Agreement.

14.7	Principles for determining the indemnification of Representations and Warranties

14.7.1	A Party shall only be liable for indemnification for any breach of such Party’s Representations and Warranties (i.e., Seller’s Representations and Warranties or Buyer’s Representations and Warranties, as the case may be) provided that:

1.	each individual Loss as finally determined caused by such breach exceeds DKK 200,000 (“De Minimis”) (meaning that if the Loss has been incurred by Savara Inc. the Loss shall amount to DKK 200,000 divided by the Seller’s ownership percentage of Savara Inc. according to the Common Stock Price in order to reach the De Minimis); and

2.	the Claiming Party’s aggregate Loss pertaining to any such breaches as finally determined exceed DKK 2,000,000 (“Basket”) (meaning that if the Losses have been incurred by Savara Inc. the aggregate Loss shall amount to DKK 2,000,000 divided by the Seller’s ownership percentage of Savara Inc. according to the Common Stock Price in order to reach the Basket), and then the Claiming Party shall be entitled to claim indemnity for the full amount of Losses, as well as to credit and set off Losses against Contingent Milestone Payments and / or Retained Consideration Shares (if and to the extent applicable).

14.7.2	The maximum aggregate indemnification claimable against either Party for any and all breaches of such Party’s Representations and Warranties shall in no event exceed twenty per cent (20%) the value of the Total Purchase Consideration at Closing (“Cap”).

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14.7.3	Notwithstanding the foregoing, the De Minimis, the Basket and the Cap shall not apply to any breach of the Seller’s Representations and Warranties specified in Clause 14.3.2, and Losses caused by, based upon, arising out of, or resulting from a breach of such Seller’s Representation and Warranty or any retained liabilities of Seller shall not be taken into consideration when deciding whether the De Minimis, the Basket or the Cap is exceeded or not.

14.7.4	For purposes of this Clause 14, neither Seller’s Representations and Warranties nor Buyer’s Representations and Warranties shall be deemed to be qualified by any references to materiality or to material adverse effect.

14.8	Exclusive Remedies

The remedies provided for in this Clause 14 shall be the exclusive remedies of a Party with respect to any and all breaches of the other Party’s Representations and Warranties (i.e., Seller’s Representations and Warranties or Buyer’s Representations and Warranties, as the case may be).

14.9	Specific Indemnities or a Party’s wilful misconduct

With the exception of Clause 14.6, none of the limitations contained in this Clause 14 shall apply with respect to the Specific Indemnities, or in case of a Party’s intentional breach, wilful misconduct or fraud. In such case, such Party shall be obliged to indemnify the other Party in accordance with generally applicable Danish law and the other Party shall have any and all remedies available to it in any court of competent jurisdiction under generally applicable Danish law.

15.	OTHER PROVISIONS

15.1	Entire Agreement

This Agreement supersedes any oral or prior written agreement or understanding between the Parties, as well as any oral or prior written undertaking, representation and warranty of any kind with respect to all matters comprised by or referred to in this Agreement.

15.2	Confidentiality

15.2.1	Information acquired by each Party regarding the other Party and as regards this Agreement in connection with the negotiations for, execution of, and the consummation of this Agreement shall be deemed to be confidential information, which the Parties are, without limit of time, obligated to keep confidential and not entitled to use or pass on to any third party except

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1.	with prior written consent of the other Party, such consent not to be unreasonably withheld, delayed, or conditioned;

2.	as may be required by Law, to the limited extent so required;

3.	as required or appropriate to satisfy any of the conditions precedent of this Agreement;

4.	to their auditors, legal counsels and other advisers who are required by Law or written agreement to observe secrecy as well as to such banks or other financial institutions as each of the Parties deems appropriate to consummate the transaction contemplated by this Agreement; or

5.	for the purpose of enforcing any right or complying with any obligation under this Agreement, including, to the extent required or appropriate, for the purpose of any arbitration proceedings pursuant to Clause 15.11.2.

Any disclosure pursuant to Clause 15.2.1 (2) requires prior notice to and consultation with the other Party to the extent permitted by Law.

15.2.2	For purpose of this Clause 15.2 the requirement to observe confidentiality and restrictions on use and disclosure shall not apply to any information which

1.	was available to the general public at the time of its disclosure;

2.	becomes available to the general public other than as a result of any non-compliance with this Clause 15.2;

3.	was or is provided to the disclosing Party without restriction on confidentiality, disclosure, or use by a third party who is lawfully in possession of such information and who has a lawful right to disclose the information; or

4.	was in the possession of the disclosing Party without restriction on confidentiality, disclosure, or use at the time of the execution of the Confidentiality Undertaking.

15.2.3	The Parties’ obligations pursuant to the Confidentiality Undertaking shall apply in addition to this Clause 15.2.

15.2.4	Each of the Parties shall use its best efforts to cause its respective directors, employees, agents, representatives and advisers to keep confidential and not to disclose to any third party or to use for any purpose whatsoever any such information which the Party itself is prohibited from disclosing or using pursuant to this Clause 15.2.

15.3	Severability

15.3.1	Should one or more of the provisions of this Agreement cease to apply or be modified as a result of invalidity, voidability or for other reason this shall not affect the validity of the remaining provisions of this Agreement.

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15.3.2	If one or more of the provisions of this Agreement are held to be contrary to Danish Law the Parties agree that such provision(s) shall be deemed modified and shall apply with such contents as may be validly agreed seeking to maintain as much of the original intentions as possible and that the remaining provisions of this Agreement shall still apply.

15.4	Notices

15.4.1	Any notices between the Parties concerning matters arising out of this Agreement shall be sent by (i) registered letter with return receipt or (ii) e-mail to the following addresses or such other addresses as may subsequently be notified by a Party to the other in accordance with this Clause 15.4:

For the Seller:	Serendex Pharmaceuticals A/S Attn.: Kim Arvid Nielsen, CEO Slotsmarken 17, 2. tv. DK-2970 Hørsholm Denmark E-mail: kim.arvid.nielsen@serendex.com

with a copy to:	Lundgrens Attn.: Mads Ilum, Advokat, Partner Tuborg Havnevej 19 2900 Hellerup Denmark E-mail: mil@rl.dk/mil@lundgrens.dk

For the Buyer:	Savara Inc. Attn.: Rob Neville, CEO and President 900 S. Capital of Texas Highway, Suite 150 Austin, Texas 78746 USA E-mail: rob.neville@savarapharma.com

with a copy to:	Life Science Legal LLC Attn.: Thomas W. Fredrick, Esq., Principal 214 South Spring Street Independence, Missouri 64050 USA E-mail: tfredrick@lifesciencelegal.com

and a copy to:	Kromann Reumert Attn.: Jørgen Kjergaard Madsen, Advokat, Partner Sundkrogsgade 5 DK: 2100 Copenhagen Ø Denmark E-mail: jkm@kromannreumert.com

Notices shall be deemed to have been made on the date of the receipt thereof by the recipient as indicated on the return receipt or the transmission report, as applicable.

Any such notice shall be in the English language.

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15.5	Assignment

The Buyer shall be entitled to freely assign, in whole or in part, this Agreement and any right or obligation hereunder to an Affiliated Person, provided, however, that the Buyer irrespective of such assignment remains to be liable as an obligor for the due fulfilment of this Agreement. The Seller shall be entitled to freely assign, in whole or in part, the Contingent Milestone Payments to an Affiliated Person. Any other assignment of this Agreement and any right or obligation hereunder requires the prior written consent of the other Party.

15.6	Expenses

Each Party shall bear the fees and other expenses payable to its own advisers incurred in connection with negotiating, executing and/or consummating this Agreement.

15.7	Waiver and amendments

This Agreement may be amended and the terms hereof may be waived only by written instrument signed and delivered by the Parties or in the case of a waiver, by the Party waiving its rights under this Agreement unless a stricter form is required by Law.

15.8	Headings

The headings inserted are for convenience and reference only and shall not be used to construe or interpret this Agreement.

15.9	Interpretation

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement.

15.10	Survival

Clause 2 (Certain Definitions), Clause 8.6 (Pre-closing liability), Clause 14.8 (Exclusive Remedies) and Clause 15 (Other Provisions), together with other terms and conditions that by their intent or meaning have continuing validity, shall survive expiration or termination of this Agreement irrespective of the cause of such expiration or termination. Termination shall not prejudice the accrued rights of the Parties in respect of any breach of this Agreement committed prior to such expiration or termination.

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15.11	Governing law and arbitration

15.11.1	This Agreement and any dispute or claim arising out of or in connection with this Agreement shall be governed by and construed in accordance with the Laws of Denmark.

15.11.2	Any dispute between or claim made by any of the Parties arising out of or in connection with this Agreement, including any dispute regarding the existence, validity or termination thereof, shall be resolved amicably by the Parties. Any dispute not resolved amicably by the Parties shall be finally settled by arbitration arranged by the Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by the Danish Institute of Arbitration and in force at the time when such proceedings are commenced.

The arbitral tribunal shall be composed of three (3) arbitrators. The Buyer and the Seller shall each appoint one (1) arbitrator and the Danish Institute of Arbitration shall appoint the third arbitrator, who shall be the chairman of the arbitral tribunal, if the arbitrators appointed by the Parties have not jointly appointed the third arbitrator within fifteen (15) days of their appointment. If the Seller or the Buyer has not appointed an arbitrator within fifteen (15) days of having requested or received notice of the arbitration, the Danish Institute of Arbitration shall appoint such arbitrator.

The place of arbitration shall be Copenhagen, Denmark.

The language of the arbitration proceedings shall be English.

15.12	SCHEDULES AND EXHIBITS[1]

Schedule 2.11	Persons comprised by “Buyer’s Knowledge”
Schedule 2.31	Due Diligence Documentation
Schedule 2.45	The Properties
Schedule 2.54	Savara Due Diligence Documentation
Schedule 2.57	Persons comprised by “Seller’s Knowledge”
Schedule 3.3	Assumed Liabilities
Schedule 4.1	Assigned Contracts
Schedule 4.2	Required Consents
Schedule 5.1	Employees
Schedule 6.1	Lease agreement
Schedule 10	The Seller’s Representations and Warranties
Schedule 11	The Buyer’s Representations and Warranties
Schedule 13.9	Termination of Joint Taxation

[1]	Schedules and exhibits to be provided to the SEC upon request.

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Exhibit A	ROFR Agreement
Exhibit B	Voting Agreement
Exhibit C	Adoption Agreement
Exhibit D	Observer Agreement

15.13	Signatures

This Agreement has been executed and delivered as of the Signing in two (2) or more original copies at least one (1) of which has been given to each of the Parties, and additionally or alternatively in two (2) or more counterparts via electronic means (including via portable document format (PDF)), each of which shall be deemed an original, but all of which together shall constitute one and the same legal instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;

THE SIGNATURE PAGE IMMEDIATELY FOLLOWS]

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Signing Date: 13 May 2016

For the Seller

/s/ Karin Verland Name: Karin Verland Capacity: Chairman of the Board	/s/ Kim Arvid Nielsen Name: Kim Arvid Nielsen Capacity: CEO

For the Buyer

/s/ Rob Neville Name: Rob Neville Capacity: CEO	/s/ Taneli Jouhikainen Name: Taneli Jouhikainen Capacity: COO

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